WOODSIDE

RECEIVED

2005 NOV -8 P 1:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 November 2005

05012386

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchanged on 28 October 2005;
- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchanged on 1 November 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 28 OCTOBER 2005
8:30AM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty. Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity in offshore Mauritania since the last report issued on 25 October 2005.

PSC Area B: Tevét- 2 and Tevét-2 ST1 Combined Appraisal and Exploration Well

The *'Stena Tay'* drill rig is progressing wireline logging operations of the Cretaceous exploration objective of the Tevét-2 sidetrack (ST1).

A preliminary evaluation of wireline log data, including fluid sampling and downhole pressure measurements, has established that the exploration well intersected a gross oil interval of approximately 8 metres in good quality sandstones.

While the hydrocarbon column is small and may not prove to be material, the result is encouraging for future Cretaceous exploration targets in Woodside-operated Mauritanian acreage.

Once logging is completed the well will be plugged and abandoned as planned and the *'Stena Tay'* will move to the Labeidna-1 well location.

General

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of planned exploration wells and the Chinguetti Oil Field are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

Company	Chinguetti Joint Venture	PSC-A	PSC-B	PSC-C, Block 6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Groupe Project Chinguetti	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4. 615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%



MAURITANIA PSC BLOCK 7
Location Map
Pelican-1
Thon-1
MAURITANIA PSC AREA C6
MAURITANIA PSC AREA B
Poune-1
Nouakchott
Tevét-2 ST1
Espadon-1A
Tiof
Merou-1
Courbine-1
Banda
1&2
Chinguetti
Joint Venture
Chinguetti
Field
Tevet
Labeidna
Capitaine-1A
Chinguetti
Exploitation
Perimeter
Sotto-1 ST1
Mauritania
Colin
MAURITANIA PSC AREA A
Derado-1
MAURITANIA PSC AREA C2
N
W
E
S
0
50
kilometres
Scale
WGS 84, UTM Zone 28 CM 15° W

LOCATION OF WOODSIDE-INTEREST WELLS, DISCOVERIES AND PLANNED EXPLORATION WELLS

WOODSIDE

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 1 NOVEMBER 2005
10:00AM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Petroleum Ltd. reports the following activity by its wholly-owned subsidiary Woodside Mauritania Pty. Ltd. in offshore Mauritania since the last report issued on 28 October 2005.

PSC Area B: Tevét- 2 and Tevét-2 ST1 Combined Appraisal and Exploration Well

The *'Stena Tay'* drill rig completed wireline logging operations of the Cretaceous exploration objective of the Tevét-2 sidetrack ("ST1"). This included recovery of oil and rock samples to surface, which established that the exploration well intersected a gross oil column, now expected to be approximately 6 metres.

At midnight on 31 October 2005, the well was being plugged and abandoned prior to the rig moving to the Labeidna-1 exploration well location. Labeidna-1, which is located 15 kilometres to the south-west of the Chinguetti field, will target Miocene sands.

General

All reported drilling depths are referenced to the rig rotary table and all times are Mauritanian time, which is the same as Universal Time.

The locations of planned exploration wells, including the addition of Zoulé exploration well in PSC-C Block 6, and the Chinguetti Oil Field are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

Company	Chinguetti Joint Venture	PSC-A	PSC-B	PSC-C, Block 6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Groupe Project Chinguetti	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4. 615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%


18°W
17°W
16°W
19°N
18°N
17°N
MAURITANIA PSC BLOCK 7
Location Map
Pelican-1
Zoulé
Thon-1
MAURITANIA PSC AREA C6
MAURITANIA PSC AREA B
Pouné-1
Nouakchott
Tevét-2 ST1
Espadon-1A
Tiof
Merou-1
Courbine-1
Tevét
Banda
1&2
Chinguetti Joint Venture
Chinguetti Field
Capitaine-1A
Labeidna-1
Chinguetti Exploitation Perimeter
Sotto-1 ST1
Mauritania
2000m
1000m
200m
100m
50m
Colin
MAURITANIA PSC AREA A
Dorade-1
MAURITANIA PSC AREA C2
N
W
E
S
0
50
kilometres
Scale
WGS 84, UTM Zone 28 CM 15° W
Dev./18Nov04/rev.31Oct.05/ DRIMS# 1400255-v3

LOCATION OF WOODSIDE-INTEREST WELLS, DISCOVERIES AND PLANNED EXPLORATION WELLS